Chapman and Cutler LLP                               111 West Monroe Street
                                                     Chicago, Illinois  60603




                               November 8, 2018




Frank Buda
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


      Re:                           FT 7671
             Prime Income and ETF Portfolio, November 2018 Series
                                 (the "Trust")
                      CIK No. 1749479 File No. 333-227318
--------------------------------------------------------------------------------



Dear Mr. Buda:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio Objective
___________________

      1. PLEASE REVISE THE STRATEGY GENERALLY TO CLARIFY HOW SECURITIES ARE SELECTED FOR THE TRUST'S PORTFOLIO.

      Response: The sections entitled "Portfolio Composition" and "Selection Process" will be revised as follows:

            Portfolio Composition.

                   The  Securities selected for the Trust are companies included in the "Guided Portfolio: Prime Income" research report that the Investment Committee of RBC Capital Markets, LLC (the "Investment Committee") believes are well-established companies which have low business and financial risk, attractive dividend yields and some measure of capital appreciation potential. The stocks selected are also those the Investment Committee believes have the potential to produce consistent dividend payouts and the potential for dividend growth over the two-year life of this investment. Additionally, the portfolio contains an ETF that invests in Master Limited Partnerships ("MLPs").

            Selection Process.

                   The  Securities  in  the  Trust  are  intended  to mirror the securities identified in the "Guided Portfolio: Prime Income" report at the time of deposit. The Investment Committee selects the "Guided
            Portfolio: Prime Income" report securities from the universe of companies followed by the Investment Committee's fundamental research sources. For purposes of tax efficiency, the Trust will utilize an ETF to gain broad-based exposure to MLPs, as opposed to the original version of the "Guided Portfolio: Prime Income" report, which includes individual partnerships. Also included in the report, may be shares of any company with a relatively high current distribution yield and low relative risk in the opinion of the Investment Committee.

                   The   Investment   Committee  begins  with  the  universe  of
            companies under fundamental research by RBC Capital Markets and other third-party providers of research. From this universe, the Investment Committee concentrates on what it considers traditional equity income areas such as electric and gas utilities, telecom services, REITs and MLPs. It also evaluates non-traditional income stocks that provide a high current dividend yield relative to the group and relatively low business risk. From this group, the Investment Committee then places an emphasis on the following attributes:

               o  Balance sheet strength
               o  Low business risk
               o  Strong dividend coverage
               o  Industry average or lower payout ratios
               o  Investment-grade debt rating

                   The Investment Committee also evaluates the stability of cash flows from each company and the strength or pending improvement of the balance sheet.

                   From  this  process,  the  Investment  Committee selected the final portfolio for the "Guided Portfolio: Prime Income" report. From this report, the Sponsor selected the final portfolio for the Trust.

      2. PLEASE EITHER DELETE THE DISCLOSURE UNDER "INVESTMENT THESIS" OR EXPLAIN WHY IT IS APPROPRIATE FOR THE TRUST'S STRATEGY DISCUSSION.

      Response: The referenced disclosure will be deleted.

      3. IN THE FIRST INSTANCE OF THE USE OF THE DEFINED TERM "FUND," PLEASE CLARIFY THAT IT REFERS TO THE UNDERLYING ETF IN WHICH THE TRUST INVESTS:

      Response: The cover pages of the prospectus contains the following disclosure:

            The Trust invests in a diversified portfolio of common stocks of dividend-paying companies ("Common Stocks") and shares issued by an exchange-traded fund ("ETF" or "Fund").

      4. THE DISCLOSURE STATES THAT "FROM THIS PROCESS, THE INVESTMENT COMMITTEE SELECTED THE FINAL PORTFOLIO FOR THE TRUST." PLEASE CLARIFY THAT THE INVESTMENT COMMITTEE DID NOT SELECT THE TRUST'S PORTFOLIO AND THAT THE TRUST'S PORTFOLIO WAS SELECTED AT A CERTAIN POINT IN TIME.

      Response: The disclosure will be revised as follows:

            From this process, the Investment Committee selected the final portfolio for the "Guided Portfolio: Prime Income" report. From this report, the Sponsor selected the final portfolio for the Trust.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 835-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                           ________________________
                                               Daniel J. Fallon


Enclosures